E-MAIL:
asiegman@greeneradovsky.com

January 24, 2007

VIA FACSIMILE – 202-772-9369

Mr. Jason Wynn
Mail Stop 7010
Division of Corporation Finance
Securities and Exchange Commission
100 “F” Street, N.E.
Washington, DC 20549

Re:                               GeoPetro Resources Company (the “Company”)
Amendment No. 3 Registration Statement on Form S-1
Filed:  January 9, 2007
File No.:  333-135485

Dear Mr. Wynn:

On behalf of the Company, for which we are securities counsel, we set forth the Company’s responses to the comments (restated in italics below) on the Company’s Amendment No. 3 to Registration Statement raised in your letter of January 18, 2007.  Page numbers in the response correspond to the page numbers in the paper copies of the redlines (of Amendment No. 4 against Amendment No. 3) attached herewith.

Amendment No. 3 to Registration Statement on Form S-1

Certain Relationships and Related Party Transactions, page 83

1.                                      We note that your Audit Committee is responsible for approving related party transactions.  Describe the Audit Committee’s policies and procedures for the review, approval or ratification of transactions with related persons that are reportable under Item 404(a) of Regulation S-K.  The description must include the material features of these policies and procedures that are necessary to understand them.

Further, in this regard, identify any transactions required to be reported pursuant to Item 404(a) of Regulation S-K where the Audit Committee’s policies and procedures did not require review, approval or ratification or where such policies and procedures were not followed.  See 404(b) of Regulation S-K.

A description of the policies and procedures of the Audit Committee with respect to related party transactions has been added on page 96.  Until recently, the Audit Committee did not have formal policies and procedures regarding such transactions, and therefore all of the listed transactions were not approved pursuant to any such formal policies.  This is discussed on page 96.

In addition, attached please find the complete selling shareholder table on pages 79-92.  There is one broker-dealer who is a selling shareholder, identified in footnote 109 on page 90.  Please note that although the entire shareholder table on pages 79-92 is new text, footnotes 26-139 on pages 85-92 are not marked, or underlined, as such.

Also, the number of shares being registered has decreased from 35,257,573 to 16,499,991. Such change has been made throughout the S-1, and the cover page of the S-1, an example of such change, is attached.  Finally, also attached is an additional prior sale of the Issuer’s shares now listed in Part II, Item 15, and one additional risk factor on page 17 related to the size of the offering.

Please call me or Joseph S. Radovsky at (415) 981-1400 if you have any further questions or comments.

Very truly yours,

Adam P. Siegman

APS/bz

cc:               Mr. Joseph S. Radovsky
Mr. Stuart J. Doshi
Mr. Christopher Steinhauser
Mr. Tod Ackerly
Mr. Keir Gumbs

E-MAIL: asiegman@greeneradovsky.com

January 31, 2007

VIA EDGAR

Ms. Anne Nguyen Parker
Mail Stop 7010
Division of Corporation Finance
Securities and Exchange Commission
100 “F” Street, N.E.
Washington, DC 20549

Re:	GeoPetro Resources Company (the “Company”)
Amendment No. 3 to Registration Statement on
Form S-1 and Supplemental Submission
Filed: January 9, 2007 (and Submission of January 24, 2007)
File No.: 333-135485

Dear Ms. Parker:

On behalf of the Company, for which we are securities counsel, we set forth the Company’s responses to the comments (restated in italics below) on the Company’s Registration Statement raised in your letter of January 30, 2007.  Page numbers in the response correspond to the page numbers of Amendment No. 4 filed herewith.

General

1.                                      Please be sure to file your January 24, 2007 response letter on EDGAR as correspondence.

The January 24 response letter is filed herewith via EDGAR.

Amendment No. 3 to Registration Statement on Form S-1

Selling Shareholders, page 79

1.                                      We note that Mr. Leonard Ross is President of Western Pacific Securities Inc., a registered broker dealer.  Identify Mr. Ross as an underwriter, unless the securities you are registering on his behalf compensated him for investment banking services.

The securities registered on behalf of Mr. Ross were received by him as compensation for investment banking services performed approximately three years ago; therefore, he has not been identified as an underwriter. This disclosure has been added to footnote 109 of the selling stockholder table on page 90.

2.                                      We note your disclosure that any changed information concerning the selling shareholders will be set forth in supplements to this prospectus.  Please note that you may only use supplements for non-material changes.  See Telephone Interp. I.61.  Material changes, including the addition of selling shareholders, require a post-effective amendment.  As such, you must identify all selling shareholders (within 1%), disclose that you will add them by post-effective amendment before they can sell pursuant to the registration statement or remove these shares from the registration statement.

Additional selling shareholders (within 1%) will be disclosed, and added to the registration statement, by post-effective amendment.  This disclosure has been added to page 79 at the end of the fourth paragraph.

Amendment No. 4 also includes the revisions submitted supplementally on January 24, 2007, new Exhibit 4.2 which is the form of certificate for the Company’s common stock, and a revised Exhibit 5.1 (legal opinion) to reflect the reduced size of the offering.

Please call me or Joseph S. Radovsky at (415) 981-1400 if you have any further questions or comments.

Very truly yours,

Adam P. Siegman

APS/bz

cc:	Mr. Joseph S. Radovsky
Mr. Stuart J. Doshi
Mr. Christopher Steinhauser
Mr. Tod Ackerly
Mr. Keir Gumbs
Ms. Teresa A. Paikeday